The Potomac Funds Reverse Stock Split

The Potomac U.S. Plus Fund, OTC Plus Fund, Dow 30 Plus Fund and Small Cap Plus Fund underwent a 1-for-4 reverse split effective April 14, 2003. The reverse split was based on the number and net asset value of shares held as of the close of business on April 11, 2003. The reverse split proceeded on a 1-for-4 basis, meaning that accounts were adjusted so that on Monday, April 14th, an account would hold one share for each four shares held on Friday, April 11th. Since the price of the new shares were four times that of the old shares, the reverse split did not affect the account value.